PARAMOUNT OPERATING TRUST

First Amended and Restated Trust Indenture

Between

CIBC World Markets Inc.

and

Paramount Energy Operating Corp.

Effective as of August 1, 2002 to incorporate amendments effected by CIBC World Markets Inc.

and Paramount Energy Operating Corp.

TABLE OF CONTENTS

Article 1 Definitions

1.1

Definitions

2

1.2

References to Acts Performed by the Trust

4

1.3

Tax Act

4

1.4

Headings

4

1.5

Construction of Terms

4

1.6

Variation and Amendment

4

1.7

Accrual Method of Calculation

5

Article 2 Contributions and Trust

2.1

Contribution by Settlor

5

2.2

Acknowledgement of Receipt of Contribution

5

2.3

Distributions of Income to Beneficiaries

5

2.4

Contracts of the Trust

6

2.5

Nature of Relationships

7

2.6

Legal Entitlements and Restrictions of Beneficiaries

7

2.7

Liability of Beneficiaries

8

Article 3 Trust Interests

3.1

Transferability of Trust Interests

8

3.2

Distribution on Termination

9

Article 4 Powers of Trustee

4.1

Scope and Powers

10

4.2

Power and Authority

10

4.3

Standard of Care

19

Article 5 Trust Properties

5.1

Removal of Trust Properties

19

5.2

Transactions with Trustee

19

5.3

Limitations on Liability of the Trustee

19

5.4

Indemnification of the Trustee

21

5.5

Environmental Indemnity

21

5.6

Apparent Authority and Trustee Determinations

22

5.7

No Obligation on the Trustee to Risk Funds

22

5.8

Survival of Indemnities and Securing of Indemnities

23

5.9

Other Activities

23

5.10

Additional Information

23

5.11

Changes in Trustees

23

5.12

Meetings of Trustees

25

5.13

Quorum of Trustees

25

5.14

Remuneration

26

5.15

Professional Advisors

26

( i )

5.16

Payments to Trustees

26

5.17

Books and Records

26

5.18

Accounting

26

5.19

Voting of Securities

27

5.20

Banking

27

Article 6 Situs of Trust and Governing Law

6.1

Situs of Trust and Governing Law

27

Article 7 Taxation Matters

7.1

Taxation Matters

27

Article 8 Notices

8.1

Notices

28

Article 9 Counterpart Execution

9.1

Counterpart

29

Article 10 Severability

10.1

Severability

29

Article 11 Successors and Assigns

11.1

Successors and Assigns

30

( ii )

FIRST AMENDED AND RESTATED TRUST INDENTURE

FIRST AMENDED AND RESTATED TRUST INDENTURE made at the City of Calgary, in the Province of Alberta, effective as of the 1st day of August, 2002.

BETWEEN:

CIBC WORLD MARKETS INC., a body corporate under the laws of Canada with offices in Calgary, Alberta (the “Settlor”)

- and -

PARAMOUNT ENERGY OPERATING CORP., a body corporate under the laws of Alberta with offices in Calgary, Alberta

WHEREAS the Settlor, pursuant to the Original Indenture, created a trust estate for the benefit of the Paramount Energy Trust and for others and for that purpose paid or transferred to the Trustee property to be held and administered by the Trustee upon the trusts and subject to the terms and provisions of the Original Indenture;

AND WHEREAS Section 1.6 of the Original Indenture provides that the Original Indenture may, without the necessity of any court intervention, be amended and/or restated to add to, delete, amend, vary or change any provision thereof, subject to certain exceptions not applicable hereto, on or before the date of the execution by the Trustee on behalf of the Trust of an agreement (the “Royalty Agreement”) whereunder the Trust first grants to PET a royalty for a percentage of the net revenue from certain petroleum and natural gas assets of the Trust, by the Trustee without the consent, approval or ratification of any of the beneficiaries of the Trust or any other person;

AND WHEREAS the Trustee, on behalf of the Trust, has not executed the Royalty Agreement at the date hereof;

AND WHEREAS the parties hereto desire to effect certain amendments and to effect a restatement of the Original Indenture on the terms and conditions herein effective from and after August 1, 2002;

NOW THEREFORE THIS FIRST AMENDED AND RESTATED TRUST INDENTURE WITNESSES that the Settlor has transferred a Canadian one hundred dollar bank note bearing serial number BJC2624514, unto the Trustee.  Such property, and property and assets subsequently contributed to the Trust by any person, shall be held in trust and administered in accordance with the provisions of this Indenture.  The Settlor and the Trustee hereby covenant with each other as follows:

834269v17

(1)

Article 1
Definitions

1.1

Definitions

In this Indenture, including the recitals, the following terms have the following meanings:

"Advisor" means any lawyer, valuator, accountant, engineer, auctioneer, geologist, geophysicist, actuary, surveyor, landman, or other expert or professional advisor or consultant;

"Affiliate", when used to indicate a relationship with a person, has the meaning ascribed to such term in the Securities Act (Alberta);

"Beneficiary" means:

(a)

Computershare Trust Company of Canada and its successors from time to time, in its capacity as the trustee of PET, as more particularly set forth in the PET Indenture; and

(b)

any person acquiring an interest hereunder from any Beneficiary in accordance with the provisions of Section 3.1;

provided that a Beneficiary which has transferred its entire interest hereunder shall thereupon cease to be a Beneficiary. "Beneficiaries" shall mean more than one Beneficiary;

"Crown" means Her Majesty the Queen, in right of Canada or any Province thereof, as the context requires;

“GAAP” means, as of any time, the generally accepted accounting principles used in Canada as at such time;

"Income of the Trust" means income of the Trust computed for income tax purposes in accordance with the Tax Act, other than paragraph 82(1)(b) and subsection 104(6) thereof and, if an amount has been designated under subsection 104(19) of the Tax Act, such designation shall be disregarded;

“Indenture” or “this Indenture” means the Original Indenture, as amended and restated by this First Amended and Restated Trust Indenture made effective as of August 1, 2002, as such First Amended and Restated Trust Indenture may be further amended, restated or replaced from time to time;

“Original Indenture” means the Trust Indenture dated June 28, 2002 between the Settlor and Paramount Energy Operating Corp.;

"person" shall be interpreted broadly and includes any individual, partnership, joint venture, body corporate, association, trust, unincorporated organization, union, pension fund, foundation, government or governmental authority of any jurisdiction (whether federal, provincial, state or municipal) or any other entity or subject;

"PET" means Paramount Energy Trust;

(2)

"PET Indenture" means the trust indenture dated the 28th day of June, 2002 between BMO Nesbitt Burns Inc., as settlor, Computershare Trust Company of Canada, as trustee, and Paramount Energy Operating Corp. pursuant to which PET was established, as amended and restated by the First Amended and Restated Trust Indenture made effective as of even date herewith, as such First Amended and Restated Trust Indenture may be further amended, restated or replaced from time to time;

“Petroleum Substances” means petroleum, crude bitumen, oil sands, natural gas, coal bed methane, natural gas liquids, related hydrocarbons and any and all other substances, whether liquid, solid or gaseous, whether hydrocarbons or not, produced or producible in association with any of the foregoing, including hydrogen sulphide and sulphur;

"Pro Rata Share" of any particular amount in respect of a Beneficiary at any time shall be equal to the percentage that the beneficial interest of that Beneficiary in the Trust is of all beneficial interests of Beneficiaries in the Trust;

"Tax Act" means the Income Tax Act (Canada), as amended from time to time;

“Taxation Year of the Trust” means a calendar year, unless the fiscal period in respect of which the Trust is required annually to compute its income for Canadian federal income tax purposes changes, whereupon such new fiscal period shall become the Taxation Year of the Trust;

"Termination Date" means the earlier of:

(a)

the date determined by the Trustee;

(b)

the date upon which all of the Beneficiaries agree in writing to terminate this Trust; and

(c)

December 31, 2102;

"Trust" means the trust created pursuant to this Indenture and which may be referred to as the “Paramount Operating Trust”;

"Trust Properties" means a Canadian one hundred dollar bank note bearing serial number BJC2624514, a photocopy of which is attached hereto as Schedule "A", together with all property which may be paid, donated, sold or otherwise transferred, caused to be transferred to, vested or caused to be vested in, or otherwise acquired by, the Trustee and includes any substituted or additional property, together with all accretions thereto and all income derived therefrom, but excluding all amounts which have been paid or disbursed therefrom (whether out of capital or income) in the normal course of the administration of or pursuant to the provisions of this Indenture; and

"Trustee" means Paramount Energy Operating Corp., in its capacity as trustee of the Trust, or the trustee or trustees from time to time acting under this Indenture, and includes any trustee or trustees appointed pursuant to the provisions of this Indenture.

1.2

References to Acts Performed by the Trust

For greater certainty, where any reference is made herein to an act to be performed by the Trust, such reference shall be construed and applied for all purposes as if it referred to an act to

(3)

be performed by the Trustee on behalf of the Trust or by some other person duly authorized to do so by the Trustee or pursuant to the provisions hereof.

1.3

Tax Act

Any reference to the Tax Act shall refer to the Income Tax Act, Revised Statutes of Canada, 1985, Chapter 1 (5th Supplement) and the regulations thereto, both as amended from time to time. Any reference herein to a particular provision of the Tax Act shall include a reference to that provision as it may be renumbered or amended from time to time.  Where there are proposals for amendments to the Tax Act which have not been enacted into law or proclaimed into force on or before the date on which such proposals are to become effective, the Trustee may take such proposals into consideration and apply the provisions hereof as if such proposals had been enacted into law and proclaimed into force.

1.4

Headings

The division of this Indenture into articles and sections, subsections, clauses, subclauses and paragraphs and the provision of headings are for convenience of reference only and shall not affect the construction or interpretation of this Indenture.

1.5

Construction of Terms

Words importing the singular number only shall include the plural, and vice versa, and words importing gender shall include the masculine, feminine and neuter genders.  References in this Indenture to "this Trust Indenture", "this Indenture", "hereto", "herein", "hereof", "hereby", "hereunder" and similar expressions shall be deemed to refer to this instrument and not to any particular Article, Section or portion hereof and include any and every instrument supplemental or ancillary hereto or in implementation hereof.

1.6

Variation and Amendment

This Trust shall be irrevocable, except that this Indenture may, without the necessity of any court intervention, be amended and/or restated to add to, delete, amend, vary or change any provision hereof:

(a)

by the Trustee and, notwithstanding any other provision of this Indenture without the consent, approval or ratification of any of the Beneficiaries of the Trust or any other person, on or before the date of the execution by the Trustee on behalf of the Trust of an agreement whereunder the Trust first grants to PET a royalty for a percentage of the net revenue from certain petroleum and natural gas assets of the Trust; or

(b)

by resolution in writing of the holders of not less than fifty-one percent (51%) of the Pro Rata Shares in the Trust;

provided, however, that no such amendment may be made which would result in:

(c)

unless also consented to by the Trustee, a change of any mandatory duty imposed on the Trustee to a discretionary power; or

(4)

(d)

unless unanimously agreed to by the Beneficiaries, distributions of income or capital of the Trust Properties among the Beneficiaries other than in accordance with the Pro Rata Share thereof of each such Beneficiary.

Any amendment made in contravention of any of the provisions of this Section 1.6 shall be null and void ab initio.

1.7

Accrual Method of Calculation

Except as otherwise specifically provided in this Indenture, all amounts to be calculated pursuant to this Indenture shall be calculated on an accrual basis in accordance with GAAP.

Article 2
Contributions and Trust

2.1

Contribution by Settlor

The Settlor has transferred and conveyed a Canadian one hundred dollar bank note bearing serial number BJC2624514, to the Trustee to be held as part of the Trust Properties.

2.2

Acknowledgement of Receipt of Contribution

The Trustee hereby acknowledges receipt of a Canadian one hundred dollar bank note bearing serial number BJC2624514, accepts the Trust constituted by this Indenture and agrees to hold and administer the Trust Properties in trust upon and subject to the terms of this Indenture.

2.3

Distributions of Income to Beneficiaries

(a)

In respect of each Taxation Year of the Trust prior to the Termination Date, the Trustee shall divide and distribute the Income of the Trust, computed in respect of each Taxation Year of the Trust, less any portion thereof which has been designated in respect of the Beneficiaries thereof by the Trustee, in accordance with each Beneficiary’s Pro Rata Share thereof, pursuant to the provisions of subsection 104(29) of the Tax Act, among the Beneficiaries in accordance with their Pro Rata Shares thereof, no later than ninety (90) days after the end of each such Taxation Year of the Trust.  Such amounts shall become payable to such Beneficiaries on a date that is no later than December 31 of each such year and a Beneficiary shall be entitled to enforce payment thereof on that date.  In making a distribution pursuant to this Section 2.3(a) where the Trustee determines that the Trust does not have cash in an amount sufficient to pay the full distribution, or if all or any of the cash distribution should be contrary to any agreement with respect to credit facilities provided to the Trustee, the Trustee may include in such distribution to any Beneficiary a demand subordinated, unsecured promissory note with a face amount equal to such Beneficiary’s Pro Rata Share of the distribution less such Beneficiary’s Pro Rata Share of the cash available for such distribution as determined by the Trustee.  Each such promissory note shall be issued as absolute payment of the Trustee’s obligation to pay such amount to the Beneficiary and shall be subordinated and postponed to indebtedness or liabilities to lenders to the Trust, or lenders to PET whose obligations have been guaranteed by the Trust.  Notwithstanding the foregoing, the amount of the Income of the Trust for a year determined by the Trustee to be

(5)

required to be retained by the Trustee to pay any tax liability of the Trust in respect of that or any prior year shall not be payable by the Trustee to the Beneficiaries.

(b)

In making any determination in relation to Income of the Trust, the Trustee is empowered, in the Trustee's discretion, to determine and identify which income or which part of the income or which class of income (whether by reference to source, nature or otherwise) of the Trust is the subject of any particular determination or determinations and the income which is the subject of any such determination shall be treated for all purposes as being paid, applied, irrevocably made payable, or set aside, as the case may be, from the income or part or class so identified.

(c)

The Trustee shall maintain separate accounts or accounting procedures in relation to each class or source of income and allocate costs or deductions as between those sources and may make a determination in relation to the income from each source.

(d)

Prior to the Termination Date, in any Taxation Year of the Trust, the Trustee may make interim distributions of part or all of the income of the Trust and shall accumulate and add to the capital of the Trust Properties any income of the Trust which is not the subject of an interim distribution and which does not otherwise form part of amounts distributable under Section 2.3(a).  The Trustee is further empowered to distribute part or all of the capital of the Trust Properties to the Beneficiaries in accordance with their Pro Rata Shares at such times, in such amounts and for such purposes as the Trustee in its discretion considers appropriate.

2.4

Contracts of the Trust

Every written contract entered into by or on behalf of the Trust, whether by the Trustee or an agent of the Trustee, shall (except as the Trustee may otherwise in any respect determine) include a provision substantially to the following effect:

The parties hereto acknowledge that [Paramount Energy Operating Corp./•] is entering into this agreement solely in its capacity as [the Trustee/agent on behalf of Paramount Energy Operating Corp. as the Trustee,] on behalf of the Paramount Operating Trust and the obligations of the Paramount Operating Trust hereunder shall not be personally binding upon Paramount Energy Operating Corp. [,•] or any of the beneficiaries (including its own beneficiaries, if any) of the Paramount Operating Trust, in their respective capacities as such, such that any recourse against the Paramount Operating Trust, Paramount Energy Operating Corp. in its capacity as the Trustee [, • in its capacity as agent of Paramount Energy Operating Corp.] or any beneficiary (including its own beneficiaries, if any) of the Paramount Operating Trust, in their respective capacities as such, in any manner in respect of any indebtedness, obligation or liability of the Paramount Operating Trust arising hereunder or arising in connection herewith or from the matters to which this agreement relates, if

(6)

any, including without limitation claims based in contract or on negligence, tortious behaviour or otherwise, shall be limited to, and satisfied only out of, the Trust Properties as defined in the First Amended and Restated Trust Indenture made effective as of August 1, 2002, as amended, restated or replaced from time to time, relating to the Paramount Operating Trust.

The omission of such provision from any such written instrument shall not operate to impose personal liability on the Trustee or the Beneficiaries, or in any way affect the validity, enforceability or binding effect of such instrument.

2.5

Nature of Relationships

The Trust is not and is not intended to be, shall not be deemed to be, and shall not be treated as, a general partnership, limited partnership, syndicate, association, joint venture, company, corporation or joint stock company nor shall the Trustee or the Beneficiaries or any of them or any person be, or be deemed to be, treated in any way whatsoever liable or responsible hereunder as partners, or joint venturers.  The Trustee shall not be, nor be deemed to be, an agent of the Beneficiaries (or any of their Beneficiaries, if any) and the Trustee shall not have any power to bind any Beneficiary (but without in any manner limiting the ability of the Trustee to charge, encumber, assign or otherwise deal with the Trust Properties in whole or in part). The relationship of the Beneficiaries to the Trustee shall be solely that of beneficiaries of the Trust and their rights shall be limited to those conferred upon them by this Indenture.

2.6

Legal Entitlements and Restrictions of Beneficiaries

(a)

The rights of each Beneficiary, in its capacity as such, to call for a distribution or division of assets, monies, funds, income and capital gains held, received or realized by the Trustee are limited to those contained herein.

(b)

Subject to the terms and conditions of this Indenture, no Beneficiary, in its capacity as such, shall be entitled to interfere or give any direction to the Trustee with respect to the affairs of the Trust or in connection with the exercise of any powers or authorities conferred upon the Trustee under this Indenture.

(c)

The legal ownership of the assets of the Trust, the control and administration of the Trust Properties and the right to conduct the business of the Trust (subject to the limitations contained herein) are vested exclusively in the Trustee or such other person or persons as the Trustee may determine, and the Beneficiaries, in their capacities as such, shall have no interest therein and shall have no right to compel or call for any partition, division, dividend or distribution of the Trust Properties or any of the assets of the Trust. The beneficial interests in the Trust shall be personal property and shall confer upon the holders thereof only the interest and rights specifically set forth in this Indenture. Except as otherwise specifically provided by this Indenture, no Beneficiary, in its capacity as such, has or is deemed to have any right of ownership in any of the assets of the Trust.

2.7

Liability of Beneficiaries

No Beneficiary (or any of its beneficiaries, if any), in its capacity as such, shall incur or be subject to any liability in contract or in tort or of any other kind whatsoever to any person in

(7)

connection with the Trust Properties or the obligations or the affairs of the Trust or with respect to any act performed by the Trustee or by any other person pursuant to this Indenture or with respect to any act or omission of the Trustee or any other person in the performance or exercise, or purported performance or exercise, of any obligation, power, discretion or authority conferred upon the Trustee or such other person hereunder or with respect to any transaction entered into by the Trustee or by any other person pursuant to this Indenture and no Beneficiary (or any of its own beneficiaries, if any), in its capacity as such, shall be liable to indemnify the Trustee or any other person with respect to any such liability or liabilities incurred by the Trustee or by any such other person or persons or with respect to any taxes payable by the Trustee or by any other person on behalf of or in connection with the Trust; provided, however, to the extent that, notwithstanding the foregoing, any such liabilities of Beneficiaries (or their own beneficiaries, if any) may be determined by a court of competent jurisdiction, they shall be enforceable only against, and shall be satisfied only out of the Trust Properties; and the Trust shall indemnify and save harmless out of the Trust Properties any Beneficiary (including its own beneficiaries, if any) against any costs, liabilities, expenses, charges or losses suffered by it from or arising as a result of it not having any such limited liability.

Article 3
Trust Interests

3.1

Transferability of Trust Interests

(a)

Subject to the provisions of this Section 3.1, the Pro Rata Share of a Beneficiary in the Trust shall be transferable in whole or in part to any person but no such transfer shall be effective as against the Trustee or shall be in any way binding upon the Trustee until the transfer has been recorded on the register maintained by the Trustee for the purpose of identifying Beneficiaries.

(b)

The Trustee will record a transfer referred to in Section 3.1(a) of part or all of the Pro Rata Share of a Beneficiary in the Trust in the register only upon notice from the Beneficiary of record or its executors, administrators or other legal representatives or by its agents duly authorized in writing, and only upon delivery to the Trustee of a deed of transfer setting out the portion of the Beneficiary’s Pro Rata Share in the Trust to be transferred, such document to be satisfactory to the Trustee, properly executed and accompanied by all necessary transfer or other taxes imposed by law, together with such evidence of the genuineness of such endorsement, execution and authorization and other matters as may reasonably be required by the Trustee. Upon such delivery, the transfer shall be recorded on the register of Beneficiaries maintained by the Trustee.  The register of Beneficiaries maintained by the Trustee shall be conclusive evidence of the Pro Rata Share of each Beneficiary in the Trust.

(c)

Any person becoming entitled to the Pro Rata Share of a Beneficiary in the Trust as a consequence of the death, bankruptcy or incompetence of any Beneficiary or otherwise by operation of law shall be recorded as the holder of such Pro Rata Share and, until such record is made, the Beneficiary of record shall continue to be and be deemed to be the holder of such Pro Rata Share in the Trust for all purposes whether or not the Trustee shall have actual or other notice of such death or other event.

(8)

(d)

The Trustee shall use reasonable commercial efforts to avoid any person becoming a Beneficiary that is a non-resident for purposes of the Tax Act.

3.2

Distribution on Termination

On the Termination Date, after paying, retiring or discharging or making provision for the payment, retirement or discharge of all known liabilities and obligations of the Trust and providing for indemnity against any other outstanding liabilities and obligations, the Trustee shall proceed to wind-up the affairs of the Trust as soon as reasonably practicable and, for such purpose, may sell or convert into money or otherwise dispose of some or all of the Trust Properties and shall thereafter distribute the remaining Trust Properties (including any proceeds of sale, conversion or other disposition) among the Beneficiaries in accordance with their Pro Rata Shares thereof.  At no time during the term of this Trust nor upon its termination shall any part of the Trust Properties revert to the Settlor.  The term of the Trust commenced on June 28, 2002 and shall continue in full force and effect until completion of the wind-up of the Trust in accordance with the foregoing.

Article 4
Powers of Trustee

4.1

Scope and Powers

The Trustee shall have the widest possible latitude and discretion in carrying out its rights and duties hereunder.  The enumeration of any specific power or authority herein (including pursuant to Section 4.2) shall not be construed as limiting the general powers or authority or any other specified power or authority conferred herein on the Trustee.  To the maximum extent permitted by law, the Trustee shall, in carrying out any investment activities, not be in any way restricted by the provisions of the laws of any jurisdiction limiting or purporting to limit investments which may be made by trustees.

4.2

Power and Authority

The Trustee shall have all of the powers and capacities that a natural person would have in the investment, exploitation, development, exploration, operation, management, supervision and administration of its own properties or business except as expressly limited by the terms of this Indenture.  Without restricting the generality of the foregoing, with no intent to limit the scope of the Trustee’s authority, and for the purposes of greater certainty, the Trustee is hereby authorized, subject only to such express limitations of this Indenture, from time to time:

(a)

General Dispositive Power

to sell, transfer, assign, and convey all or any part of the property which shall at any time form a part of the Trust Properties at such time or times and on such terms and conditions (either for cash or on credit) as the Trustee shall deem best, and to make, execute, and deliver all deeds of conveyance and other instruments in writing as may be, in the opinion of the Trustee, necessary or proper for the  management of the Trust Properties; to enter into leases, either at the present time or in the future, of any real estate which shall form a part of the Trust Properties at any time, for such rent and for such length of time, as the Trustee thinks best;

(9)

(b)

General Investment Power

to erect buildings, to change, alter, tear down, or make additions to any existing building on any real estate forming part of the Trust Properties, to keep the Trust Properties insured, and to adjust all matters in connection therewith; to retain any investments in real or personal property which shall come into its possession as trustee hereunder, for such time (including, without limiting the generality of the foregoing, the entire duration of the trusts hereof) as the Trustee determines and also to invest and reinvest from time to time any part of the Trust Properties coming into its hands as trustee as aforesaid, and not paid out under the provisions hereof, in such real or personal property, including securities of any person, as shall commend themselves to the business judgment of the Trustee, without being limited by any statute covering trustee investments including any obligations to have regard for steps to be taken and criteria for planning and review of investing or to diversify; to vote any securities, either in person or by proxy, for any purpose whatsoever, and to consent to any reorganization, consolidation, merger, or readjustment of the financial structure or sale of the assets of any person, the securities of which may constitute a portion of the Trust Properties; to take any action with reference to such securities which, in the opinion of the Trustee, may be necessary or advisable in order to obtain the benefit of any such reorganization, consolidation, merger, readjustment, or sale; to exercise any conversion privilege or subscription right given to the Trustee as the owner of any securities forming a part of the Trust Properties, and to accept and hold as part of the Trust Properties any securities resulting from any such reorganization, consolidation, merger, readjustment, sale or conversion or subscription; to cause any securities or other property which may at any time form a part of the Trust Properties to be issued, held or registered in the name of the Trust, in the name of the Trustee or in the name of a nominee of the Trustee, or in such form that title could pass by delivery; to retain undivided interests in real estate, and to invest in undivided interests in real estate, and to maintain, operate, lease, and otherwise deal with and dispose of such property alone or jointly with the other owners thereof, and particularly to enter into covenants or joint covenants with respect to the leasing thereof; to join with others in the formation of corporations incorporated under the laws of any jurisdiction, and in connection therewith to contribute such part or all of the Trust Properties as the Trustee may deem advisable to such corporation in return for the shares thereof, such property to be contributed at such value as the Trustee may determine, and to do all other acts in relation to the Trust Properties, or in relation to the disposition or investment thereof, which in the judgement of the Trustee shall be necessary or desirable to the proper and advantageous management of the Trust Properties so as to protect the Trust Properties and make them productive, it being the intention hereof that the Trustee shall have authority to do all things in regard to the Trust Properties in the same manner and to the same extent as if the Trustee were the absolute and beneficial sole owner thereof;

(c)

Representative Capacity of the Trustee

except in connection with any proceedings in which the interests of the Beneficiaries are adverse to those of the Trustee, in respect of any and all matters pertaining to the administration of the Trust Properties, to act as the absolute representative of all persons who may be or become at any time Beneficiaries under any of the provisions contained in this Trust Indenture, and it shall not be necessary, in any suit or legal proceeding of any kind, nature or description whatsoever, which may at any time be

(10)

brought either against the Trustee hereunder or on its behalf as such trustee, to make party or parties thereto any of the Beneficiaries;

(d)

Specific Investment Powers

to invest and reinvest and keep invested the Trust Properties in investments of every nature and kind which the Trustee shall think fit.  The Trustee shall not be limited to making or holding investments authorized by law for trustees and, without excluding the generality of the foregoing, shall have no obligation to have regard for steps to be taken and criteria for planning and review of investing or to diversify, it being the intent of this Trust that the Trustee shall have the same investment powers as if the Trustee were the absolute and beneficial owner of the Trust Properties.  The Trustee shall have unlimited discretion in the investment and management of the Trust Properties notwithstanding that any such investment may be of a speculative or wasting nature and notwithstanding that any such investment has its situs in a jurisdiction other than where the Trust has its situs.  The Trustee shall not be liable, answerable or accountable for any loss that may happen to the Trust Properties by reason of any investment made by the Trustee, except as provided in this Indenture;

(e)

Corporate Matters

where the Trustee holds securities of a body corporate in which it has invested money out of the Trust Properties, to concur in any compromise, scheme or arrangement:

(i)

for the reconstruction of the body corporate or for the winding-up or sale or distribution of its assets, or

(ii)

for the sale of all or any part of the property and undertaking of the body corporate to another body corporate, or

(iii)

for the amalgamation of the body corporate with another body corporate, or

(iv)

for the release, modification or variation of any rights, privileges or liabilities attached to the securities or any of them, or

(v)

whereby all or a majority of the shares, stocks, bonds, debentures and other securities of the body corporate, or of any class thereof, are to be exchanged for shares, stocks, bonds, debentures or other securities of another body corporate in like manner as if the Trustee was entitled to the securities beneficially and may accept any securities of any denomination or description of the reconstructed or purchasing or new body corporate in lieu of or in exchange for all or any of the original securities;

(vi)

where any conditional or preferential right to subscribe for any securities in any body corporate is offered to the Trustee in respect of any holding in any body corporate, in respect of all or any of these securities,

A)

payment of the consideration, or renouncing of the right, or

(11)

B)

to assign, for the best consideration that can reasonably be obtained, the benefit of such right or the title thereto to any person including any Beneficiary under the Trust,

without being responsible for any loss occasioned by any act or thing so done by it in good faith;

(vii)

to act or to appoint any person to act:

A)

as a director, officer or employee of any body corporate whose shares, bonds or debentures, notes or other securities form part of the Trust Properties and may act as a director, officer or employee of any Affiliate or subsidiary body corporate of any such body corporate; or

B)

as a trustee of a trust whose notes or other securities form part of the Trust Properties;

and a trustee who is so acting may retain for itself any remuneration which it may receive as a director, officer or employee of such body corporate, Affiliate or subsidiary or as trustee of such trust notwithstanding that the voting or withholding of votes or other rights attaching to any shares, bonds, debentures, notes or other securities forming part of the Trust Properties may have been instrumental (either alone or in conjunction with other matters) in procuring or continuing for it any such position or that its qualification for any such position may have resulted in whole or in part from the holding of any such shares, bonds, debentures, notes or other securities of the Trust Properties;

(f)

Partnership Matters

to act as a partner in its own right of any partnership with whom the Trustee may have business dealings or of any partnership with whom any body corporate may have business dealings and a Trustee who is so acting may retain for itself any remuneration which it may receive as a partner of such partnership notwithstanding that the Trust or a decision of the Trustee may be instrumental in creating the profits of such partnership or may contribute thereto;

(g)

Additional Gifts

to accept such additional gifts or settlements made to the Trust Properties by any person as the Trustee shall consider appropriate;

(h)

Borrowing and Assumption of Debt

to borrow (on its own or together with others) money from any person, including any Beneficiary, or the Trustee in its individual capacity (including, without limitation, for funding of acquisitions of assets by the Trust or PET, working capital of the Trust or PET or the repayment of indebtedness to any person, or otherwise), and incur obligations and liabilities in obtaining credit or other accommodations from any person or in satisfying any existing obligations and liabilities to any persons on such terms and conditions as it considers appropriate including, without limitation, by the issuance of debentures, convertible debentures, note indentures and notes or similar evidences of indebtedness and by obtaining letters of credit, letters of guarantee, performance and surety bonds

(12)

and similar facilities and incurring reimbursement obligations in respect thereof; and to assume indebtedness, liabilities and obligations which may include receiving, accepting and holding Trust Properties encumbered with indebtedness; and to pledge, mortgage, charge or otherwise assume, grant or create a fixed charge, floating charge or other security interest in the Trust Properties (including all legal and beneficial interests therein) or any part thereof for the purpose of securing any money so borrowed or indebtedness, liabilities or obligations so incurred or assumed and in priority to any other claims,  charges or liens upon or against the Trust Properties, whether arising hereunder or otherwise, in accordance with the terms of such pledge, mortgage, charge or security interest;

(i)

Guarantee Indebtedness, Liabilities and Obligations

to guarantee, indemnify, act as a surety or become jointly and severally liable with respect to the payment or performance of any of the indebtedness, liabilities or obligations of any kind of any person (including any Beneficiary) for such amounts and on such terms as the Trustee considers appropriate; including, without limitation, acting as a surety in respect of any such person and to pledge, mortgage, charge or otherwise grant or create a fixed charge, floating charge or other security interest in any or all of the Trust Properties (including all legal and beneficial interests therein) in respect of any such guarantee, indemnity, suretyship or joint and several liability and in priority to any other claims, charges or liens upon or against the Trust Properties, whether arising hereunder or otherwise, in accordance with the terms of such pledge, mortgage, charge or security interest; and to enter into all such arrangements or instruments as may relate to, arise out of or give effect to any such arrangements and to enter into any subordination, postponement and priority agreement on behalf of the Trust or any other person and subordinate and postpone any debt, security or other rights, interests or obligations;

(j)

Insurance

to arrange for and purchase on behalf of the Trust, insurance contracts and policies of insurance insuring the assets of the Trust against any and all risks and insuring any or all of the Trustee, the Beneficiaries or the directors, officers, employees or agents of the Trustee against any and all claims and liabilities of any nature asserted by any person arising by reason of any action alleged to have been taken or omitted by the Trust, the Trustee or the Beneficiaries.  The Trustee may determine the class of, kind of and conditions attaching to the insurance to be purchased and the Trustee shall have the power to assign (for greater certainty, except with respect to policies of insurance that are limited to providing directors or officers liability insurance solely for the benefit of directors, officers or other executives of the Trustee, or any proceeds thereof), any insurance policies or the proceeds payable thereunder to or for the benefit of any lenders to or creditors of the Trust, whether directly or as a result of any liabilities, obligations or indebtedness being guaranteed by the Trust or for which it may be liable directly or indirectly, and to add any such lender or agent thereof as a loss payee or additional insured in respect of any such insurance.  The Trustee shall not be held responsible for the form, genuineness, validity, sufficiency or effect of any such policy, or for the act of any person which may render any such policy null and void or voidable, or for the failure of the insurance corporation or issuing body to make payment upon such policy when due and payable or for any delay occasioned by reason of any provision

(13)

contained in any such policy and the Trustee shall not be held responsible if, for any reason, any such policy shall lapse or otherwise become unenforceable;

(k)

Real Property

(i)

if, at any time, any part of the Trust Properties shall be invested in real property (including a leasehold, profit B prendre or other real property interest therein), to lease or sublease all or any part or parts thereof to one or more Beneficiaries or others from month to month, year to year, or for any term of years and subject to such covenants and conditions as the Trustee shall deem advisable, and the Trustee shall be at liberty to accept surrenders of leases and tenancies, to expend money in repairs and improvements, to manage the real property and to mortgage and to renew and keep renewed any mortgage upon such real property upon such terms and conditions as the Trustee shall determine;

(ii)

to acquire or retain real property notwithstanding that such acquisition or retention shall result in a loss or expense to the Trust and the loss or expense of operating and maintaining the same shall be borne out of the Trust Properties.  In particular, but without limiting the generality of the foregoing, the Trustee is authorized  to pay out of and charge to the Trust Properties any and all carrying charges, repairs, maintenance and improvement expenses as it considers appropriate.  The Trustee may incur such expenses as it considers necessary or advisable for the development and/or sale of such real property or any part or parts thereof, including any costs of or related to subdivision, promotion and development of such real property and the Trustee may enter into any arrangement or agreement which it considers appropriate for the development, sale or subdivision of any such real property either alone or in partnership or co-operation with any person, including a municipal corporation;

(l)

Lending of Money

to lend money, take security therefor and provide any other form of financial assistance to any of the Beneficiaries or to any person for such length of time in such amount and upon such terms and at such rate of interest or without interest and with such security or without security as the Trustee shall consider desirable;

(m)

Business Ventures

directly or indirectly to join in any syndicate, partnership or joint venture contributing all or part of the Trust Properties as the contribution of the Trust thereto;

(n)

Oil and Gas Operations

to carry on the business of acquiring, disposing, exploring, developing, exploiting, producing and operating petroleum and natural gas properties and related interests and to purchase, hold, operate, pool, unitize and divest any interest or right of any kind whatsoever derived in any way from or associated with or in Petroleum Substances and related facilities, surface rights and other miscellaneous interests which, without limiting

(14)

the generality of the foregoing, shall include the underlying leases, licenses and working interests in any of the foregoing, the exploration and drilling for and development of Petroleum Substances, the construction, purchase or lease of facilities related thereto, the lifting, gathering, transportation, processing, marketing and sale thereof and the granting of royalty interests therein or related thereto, all business operations incidental or in any way related to any of the foregoing, obtaining financing in connection therewith, entering into agreements, instruments and other documents and doing such other acts as may be necessary or desirable in order to carry out the provisions and give full force and effect to the foregoing;

(o)

Valuation

to make any division of the income or capital of the Trust Properties or any part thereof or, in paying or transferring any share or interest thereof, the Trustee may fix the value of the Trust Properties or of any investments or assets forming part thereof and may divide, set aside, pay or transfer over in specie or otherwise all or part of the investments or assets forming the Trust Properties using the value so fixed by the Trustee, and the value so fixed by the Trustee shall be final and binding on all Beneficiaries and other persons concerned;

(p)

Bank Accounts

to operate and maintain a bank account or bank accounts with any bank or trust corporation.  Cheques drawn upon any such account and such other instructions to any such bank or trust corporation shall be signed by such Trustee or other persons as may from time to time be authorized by the Trustee;

(q)

Voting Trusts

to enter into or establish any voting trust agreement in respect of any shares, securities or property which form part of the Trust Properties as the Trustee considers appropriate and the Trustee may, but need not, participate in the exercise of such votes;

(r)

Legal Proceedings

to institute, prosecute, and defend any suit, action, arbitration proceeding or other proceeding affecting the Trustee or the Trust Properties and pay the fees, costs and expenses thereof out of the Trust Properties.  The Trustee may compromise or compound any debt owing to the Trust.  The Trustee may compromise, settle or submit to arbitration any claim of or against the Trustee or the Trust Properties upon such evidence or opinion as to the Trustee shall seem sufficient;

(s)

Disposition of Trust Properties

to dispose of the investments and assets of the Trust Properties in whole or in part, at public auction, by tender or private sale, all upon such terms and conditions and for such sum or sums as the Trustee considers advisable.  The Trustee may make partition with the co-owners or joint owners in any property, real or personal, in which the Trustee has an interest and may make such partition, either by sale or by set-off or by private agreement;

(15)

(t)

Payment of Expenses

to settle and to pay and satisfy out of the assets or property of the Trust Properties (allocating the same against annual income or capital or part against annual income and part against capital as the Trustee shall determine) any of the obligations of the Trust, including, without limitation, the following:

(i)

the amount of any income, gift, sales, excise, ad valorem, property, production, severance or other tax or any duty payable to any person to which the Trust is obligated arising from or in connection with the establishment, execution, operation, management, distribution or termination of the Trust or otherwise related to the Trust;

(ii)

the amount of any expenses payable to the Trustee hereunder in respect of the Trustee’s services including, without limitation, amounts payable to directors, officers and employees of the Trustee performing services on behalf of the Trust including remuneration, salaries, wages, bonuses, benefits and severance payments;

(iii)

the amount of any other expenses necessarily or reasonably incurred, directly or indirectly, in connection with the establishment, execution, management, operation, distribution or termination of the Trust including, without limitation, amounts payable to employees of the Trustee on behalf of the Trust including remuneration, wages, salaries, benefits, bonuses, and severance payments;

(iv)

the amount of any reasonable expenses for making, operating, maintaining, securing, preserving and changing investments, or for purchasing, exchanging or leasing any property, including professional fees and disbursements;

(v)

the amount of any liabilities, obligations or indebtedness incurred in connection with any credit facilities, credit accommodations or loans obtained by the Trust on its own or with any other persons or obtained by PET and which the Trust has guaranteed, indemnified for or become jointly and severally liable for;

(vi)

the amount of any liabilities or obligations in respect of any risk management products provided for by Section 4.2(u); and

(vii)

the amount of any royalty.

(u)

Hedges

for the purpose of managing the Trust, to engage for hedging purposes in rate swap transactions, basis swaps, forward rate transactions, commodity swaps, commodity options, equity or equity index swaps, equity or equity index options, bond options, interest rate options, foreign exchange transactions, cap transactions, floor transactions, collar transactions, currency swap transactions, cross-currency rate swap transactions, currency options or any other similar transaction (including any option with respect to any of such transactions) or any combination of such transactions;

(16)

(v)

Formation of Persons

to incorporate or form any person under the laws of any jurisdiction in the world at the expense of the Trust Properties with limited or unlimited liability.  The Trustee may sell or transfer the whole or any part of the Trust Properties to any person.  The consideration for the sale of the Trust Properties or any part thereof to any such person may consist wholly or partly of fully-paid shares, debentures or other securities of such person.  The Trustee shall have unlimited discretion to negotiate and execute buy-sell agreements and other securityholder agreements of any kind whatsoever;

(w)

Income and Capital

subject to the provisions of Section 1.1, relating to the definition of “Income of the Trust", to determine whether receipts or disbursements are on account of income or capital;

(x)

Use of Agents

instead of acting personally, to hire, employ, engage and pay any other person or persons to transact any business or to do any act of any nature in relation to the Trust Properties and the trusts hereof, including the receipt and payment of money, or dismiss or terminate such person or persons, without being liable for any loss incurred thereby.  The Trustee is hereby authorized and empowered to appoint from time to time upon such terms as it thinks fit any person or persons for the purpose of exercising any of the trusts or powers herein expressly or impliedly given to the Trustee;

(y)

Indemnities

to cause the Trust, to the extent of the Trust Properties, to indemnify any person including without limitation any trustee of PET, any entity controlled by the Trust, any of the directors, officers, employees, shareholders and agents (and their respective heirs, executors, successors and assigns) as applicable, of the Trustee, the trustee of PET or any entity controlled by the Trust in connection with any services performed by them for the Trust or the Trustee, or otherwise, as may be agreed from time to time;

and to do all such other acts and things as are necessary, useful, incidental or ancillary to the foregoing and to exercise all powers and authorities which are necessary, useful and ancillary to the administration of the Trust and to carry out the provisions of this Indenture.

4.3

Standard of Care

The Trustee shall exercise its powers, authorities, discretions and carry out its functions hereunder as the Trustee honestly, in good faith and in the best interests of the Beneficiaries and, in connection therewith, shall exercise that degree of care, diligence and skill that a reasonably prudent trustee would exercise in comparable circumstances.  The Trustee, in its capacity as trustee, shall not be required to devote its entire time to the business and affairs of the Trust.

(17)

Article 5
Trust Properties

5.1

Removal of Trust Properties

The Trustee may at any time and from time to time remove the whole or any part of the Trust Properties and the administration of the Trust from one jurisdiction to another as the Trustee shall consider advisable and, without limiting the generality of the foregoing, in the event that a Trustee should be appointed in another jurisdiction or other jurisdictions then the whole or any part of the Trust Properties and the administration of the Trust may be removed to such other jurisdiction or jurisdictions as the Trustee may determine having due regard for the convenience and benefit of the Trust, the Beneficiaries and the Trustee.

5.2

Transactions with Trustee

The Trustee may at any time and from time to time sell assets of the Trust Properties to, or purchase assets of the Trust Properties from, the Trustee, in its personal capacity, and in case of any such sale or purchase the price and terms thereof shall be fixed by a resolution of the Beneficiaries holding not less than fifty-one percent (51%) of the Pro Rata Shares in the Trust and the Trustee shall not be required to obtain the approval of any Court as a condition to any such sale or purchase.

5.3

Limitations on Liability of the Trustee

(a)

The Trustee, its directors, officers, employees and agents shall not be liable to any Beneficiary or the beneficiaries of such Beneficiary, if any, in their respective capacities as such, in tort, contract or otherwise, in connection with any matter pertaining to the Trust or the Trust Properties, the exercise by the Trustee or any of its directors, officers, employees or agents or any failure by the Trustee or any of its directors, officers, employees or agents, to exercise, any power, authority, or discretion conferred under this Indenture including, without limitation, any error in judgment, any action taken or suffered or omitted to be taken in good faith in reliance on any document that is prima facie properly executed or taken or not taken pursuant to any approval or resolution of the Beneficiaries, any dealing with any asset that resulted in the depreciation of, or loss to, the Trust Properties, any inaccuracy in any evaluation or assessment provided by the Trustee or any other appropriately qualified person or any reliance on any such evaluation or assessment; provided that the foregoing provisions of this Section 5.3(a) shall not relieve the Trustee or a director, officer, employee or agent of the Trustee, as the case may be, from liability for its or his own gross negligence, fraud or wilful misconduct.

(b)

If the Trustee has retained an Advisor with respect to any matter connected with the exercise of its powers, authorities or discretions or the carrying out of its duties under this Indenture, the Trustee may act or refuse to act based on the advice of such Advisor and the Trustee shall not be liable for, and shall be fully protected from, any loss or liability occasioned by any action or refusal to act based on the advice of any such Advisor.

(c)

The Beneficiaries (and the beneficiaries of such Beneficiaries, if any) in their respective capacities as such, and the Trust shall have no right of action against

(18)

any of the directors, officers, employees or agents of the Trustee, or any of their respective heirs, executors, successors and assigns, for acts of the Trustee or any of the directors, officers, employees or agents of the Trustee in respect of its obligations under this Indenture where such action is based on any allegation that any director, officer, employee or agent of the Trustee was a trustee for, or acting in a fiduciary capacity (or any other basis similar thereto) with respect to, the Beneficiaries or any beneficiary of such Beneficiary, if any, in their respective capacities as such, or the Trust.

(d)

The Trustee shall be exempt from the giving of any bond or security in connection with the administration of the Trust Properties and the discharge of the trusts created hereunder in any country, state, province, territory or other jurisdiction, the laws of any such country, state, province, territory or other jurisdiction notwithstanding.

(e)

No successor Trustee shall be required or be under any duty to examine, question, verify, or audit the books, records or accounts of any predecessor Trustee, and it shall not be necessary for any Trustee who resigns, or is removed from office hereunder, or who for any other reason, including death, is no longer a Trustee, to account for its administration to anyone, provided that the said Trustee or its estate, as the case may be, shall have received a release signed by any one of the remaining or continuing Trustees who continues in office or the successor Trustee.

(f)

The Trustee, and its directors, officers, employees and agents, if applicable, shall not be liable for the acts, omissions, neglects or defaults of any other trustee or person, firm or corporation employed or engaged by the Trust, or for any loss, damage or expense occasioned by the Trust through the insufficiency or deficiency of any security in or upon which any of the monies of or belonging to the Trust shall be placed out or invested, or for any loss or damages arising from the bankruptcy, insolvency or tortious act of any person, firm or corporation with whom any monies, securities or property of the Trust shall be lodged or deposited, or for any loss occasioned by error in judgment or oversight on its part, or for any other loss, damage or misfortune which may happen in the execution of the duties of its respective office or Trust, or in relation thereto, unless the same shall happen by or through the gross negligence, fraud or wilful misconduct of the Trustee or its directors, officers, employees and agents, if applicable.

5.4

Indemnification of the Trustee

In addition to any other indemnity under this Indenture or in any other indenture or contract or by operation of law, the Trustee, each of its directors, officers, employees and agents and each of their respective heirs, executors, successors and assigns (for the purposes of this Section 5.4, collectively, the “indemnified parties” and individually, an “indemnified party”) shall be entitled to be indemnified and saved harmless out of the Trust Properties to the extent of the Trust Properties in respect of:

(a)

all liabilities, losses, costs (including solicitor and client costs of the indemnified parties, or any of them), charges, damages, penalties and expenses sustained, suffered or incurred in respect of any claim, action, suit or proceedings that is

(19)

proposed or commenced against the indemnified parties, or any of them, for or in respect of acting as or on behalf of the Trust or the Trustee, any act, omission or error in respect of the Trust or the carrying out of any of the Trustee's duties and responsibilities under this Indenture or the exercise of any power, authority or discretion so delegated pertaining thereto; and

(b)

all other liabilities, losses, costs (including solicitor and client costs of the indemnified parties, or any of them), charges, taxes, damages, expenses, penalties and interest in respect of unpaid taxes and all other expenses and liabilities sustained or incurred by the indemnified parties, or any of them, in respect of the administration or termination of the Trust;

except to the extent, if any, that such liabilities, losses, costs, charges, taxes, damages, expenses, penalties or interest sustained, suffered or incurred by an indemnified party arise out of such indemnified party’s own gross negligence, fraud or wilful misconduct in which case the provisions of this Section 5.4 shall not apply to that extent.

5.5

Environmental Indemnity

(a)

Subject to subsection 5.5(b), in addition to any indemnity under this Indenture or in any other indenture or contract or by operation of law, the Trustee, each of its directors, officers, employees and agents and each of all of their respective heirs, executors, successors and assigns (for the purposes of this Section 5.5, collectively, the “Indemnified Parties” and individually, an “Indemnified Party”) shall be entitled to be indemnified out of the Trust Properties to the extent of the Trust Properties against all liabilities, losses, costs (including solicitor and client costs of the Indemnified Parties, or any of them), charges, damages, penalties and expenses (including those arising from principles of absolute or strict liability and costs and expenses of, abatement and remediation of spills or releases of contaminants and liabilities of the Indemnified Parties or any of them to third parties (including governmental agencies) in respect of death, bodily injuries, property damage, damage to or impairment of the environment or any other injury or damage and  including liabilities of the Indemnified Parties, or any of them, to third parties for the third parties’ consequential damages) sustained, suffered or incurred in connection with or as a result of:

(i)

the administration of the Trust created hereby; or

(ii)

as or on behalf of the Trust or the Trustee, any act, omission or error in respect of the Trust or the carrying out of any of the Trustee's duties and responsibilities under this Indenture or the exercise of any power, authority or discretion so delegated pertaining thereto;

and which result from or relate, directly or indirectly, to the presence or release or threatened presence or release of any contaminants, by any means or for any reasons, on or in respect of the Trust Properties or the lands associated therewith, whether or not such presence or release or threatened presence or threatened release of the contaminants was under the control, care or management of the Trust, or of a previous owner or operator of any of the Trust Properties, or any other person;

(20)

(b)

In no event shall an Indemnified Party be entitled to indemnification out of the Trust Properties against any liabilities, losses, costs (including solicitor and client costs of the Indemnified Party), charges, damages, expenses and penalties to the extent resulting from the gross negligence, fraud or wilful misconduct of the Indemnified Party.

5.6

Apparent Authority and Trustee Determinations

No person dealing with the Trustee or with any director, officer, employee or agent of the Trustee shall be bound to make any inquiry concerning the validity of any transaction purporting to be made by the Trustee or by such director, officer, employee or agent or to make inquiry concerning, or be liable for, the application of money or property paid, lent or delivered to or on the order of the Trustee or of such director, officer, employee or agent. Any person dealing with the Trustee in respect of any matter pertaining to the Trust Properties and any right, title or interest therein shall be entitled to rely on a certificate, statutory declaration or resolution executed or certified on behalf of the Trustee as to the capacity, power and authority of any director, officer, employee or any other person to act for and on behalf and in the name of the Trust.

All determinations of the Trustee with respect to matters relating to the Trust, including without limitation, whether any particular investment acquisition or disposition meets the requirements of this Indenture, shall be binding upon the Trust and all Beneficiaries.

5.7

No Obligation on the Trustee to Risk Funds

None of the provisions contained in this Indenture shall require the Trustee to expend or risk its own funds or otherwise incur financial liability in the performance of any of its duties or in the exercise of any of its rights, powers, authorities or discretions.

5.8

Survival of Indemnities and Securing of Indemnities

The indemnities provided in Sections 5.4 and 5.5 shall survive the termination of this Indenture under the terms hereof, the removal or resignation of the Trustee under the terms hereof and, in addition, shall survive with respect of any director, officer, employee or agent of the Trustee if such person shall cease to be a director, officer, employee or agent, as the case may be, of the Trustee.

Without in any manner precluding the Trustee from granting security interests pursuant to instruments separate from this Indenture to create a lien or charge on the Trust Properties, the indemnities provided under this Indenture, at common law or by statute, and any allowance for the Trustee’s care, pains and trouble or time expended, are and shall be deemed to be unsecured claims and do not constitute and are not to be construed as in any manner constituting a lien, charge or security interest in or upon all or any of the Trust Properties.

5.9

Other Activities

The Trustee, in its personal capacity, and certain of its directors, officers, employees and agents are or may be engaged, directly or indirectly, in and will or may continue to engage in businesses or activities including the oil and gas business, and oil and gas advisory and consulting businesses in Canada and elsewhere and, subject to any agreement to the contrary, are expressly permitted herein to do so.  Accordingly, each of such persons may, subject to any

(21)

agreement to the contrary, divide its, his or her time between the Trustee’s obligations under this Indenture and other operations in which the Trust will not have, or be entitled to, an interest.  Such other operations may include the management of other entities whether or not similar to the Trust, joint ventures and the acquisition or disposition of Canadian resource properties for the account of such persons.  Subject to any agreement to the contrary, nothing herein shall prevent any of such persons from having other business interests or from engaging in any other business or other activities relating to Canadian resource properties or otherwise or from rendering services to or acting as a manager or administrator of PET, or any other person, whether or not such person may have investment or business interests similar to those of the Trust.  There will be no liability in respect of, or to account for, profits as a result of such activities, business interests, or investments.  Nothing contained in this Section 5.9 shall allow any such person to derogate from the Trustee’s obligation to perform the services agreed to by it under, and in accordance with, this Indenture.

5.10

Additional Information

The exploration and development activities on the Trust Properties may have the incidental effect of providing additional information with respect to, or augmenting the value of, properties in which any one of the directors, officers, employees or agents of the Trustee at the time have an interest.  Such persons shall not be liable to account with respect to such activities or results, provided that such persons shall have not acted in a manner contrary to the best interests of the Beneficiaries and their obligations hereunder.

5.11

Changes in Trustees

(a)

Any Trustee may at any time resign from the office of Trustee hereof on giving not less than thirty (30) days' written notice to the Beneficiaries.  Such resignation shall be effective on the thirtieth (30th) day after receipt of such notice unless all of the Beneficiaries waive part or all of such thirty (30) day notice period.

(b)

The holders of not less than fifty-one percent (51%) of the Pro Rata Shares in the Trust may, at any time, remove or terminate the office of the Trustee hereunder upon:

(i)

delivery to the Trustee of notice of removal in which event such removal shall be effective upon receipt of such notice; and

(ii)

upon delivery to the Trustee and the directors, officers, employees and agents of any such Trustee which is a corporation, of a full release from liability for the Trustee, and its directors, officers, employees and agents in the case of any such Trustee which is a corporation, in respect of the administration of the Trust by that Trustee which is satisfactory to that Trustee; provided, however, that no release shall be required to effect such removal if that Trustee or the directors, officers, or agents of any such Trustee which is a corporation have been guilty of gross negligence, fraud or wilful misconduct.

(c)

A Trustee shall cease to act if such Trustee:

(i)

being a corporation, shall:

(22)

A)

enter into a liquidation, whether compulsory or voluntary, except a voluntary liquidation for the purpose of amalgamation or reconstruction;

B)

be found not to have the capacity to act as a trustee or be found to be in breach of applicable legislation governing the activities of bodies corporate as trustees; or

C)

be declared bankrupt or insolvent;

(ii)

being an individual, shall:

A)

die;

B)

have a trustee or guardian appointed on his behalf pursuant to an order under the Dependent Adults Act (Alberta) or similar legislation in another jurisdiction;

C)

be declared bankrupt or insolvent or make an assignment in favour of his creditors;

D)

become the donor under a power of attorney which has come into or which remains in force because of the donor's lack of mental capacity; or

E)

otherwise be unable or refuse to so act.

(d)

If at any time the Trustee becomes a non-resident of Canada within the meaning ascribed to that term under the Tax Act, it shall be deemed to have ceased to be, immediately prior to that time, the Trustee.

(e)

In selecting substitute Trustees, the residence of the Trustee shall be taken into account.

(f)

In the event the Trustee ceases to act in accordance with this Section 5.11, or is deemed to cease to be the Trustee in accordance with this Section 5.11, the holders of not less than fifty-one percent (51%) of the Pro Rata Shares in the Trust shall immediately appoint one or more substitute or additional Trustees.  Should the holders of not less than fifty-one percent (51%) of the Pro Rata Shares in the Trust fail to appoint a substitute or additional Trustee or Trustees as required, any Beneficiary shall be entitled to apply to the Court of Queen’s Bench of Alberta to have a substitute or additional Trustee or Trustees appointed.

(g)

The title to the Trust Properties held by any Trustee who is no longer in office shall vest forthwith in any successor Trustee, without further formality, but in any event, if requested, any Trustee which ceases to act hereunder shall execute all instruments and do all acts necessary to vest such title as it may have had in the Trust Properties in any successor Trustee of record, without court accounting or other formality.

(23)

(h)

All indemnities and protections granted to the Trustee, and its directors, officers, employees and agents, if applicable, under this Indenture shall continue to run in favour of any Trustee, and such directors, officers, employees and agents, who no longer hold the office of Trustee or director, officer, employee or agent, in respect of any losses, claims, damages, expenses, guarantees or other liability of any kind whatever in respect of the time it was a Trustee, director, officer, employee or agent, and in the same manner as though it were still a Trustee, director, officer, employee or agent.

(i)

Every discretion or power in this Indenture or by law conferred on the Trustee shall be an absolute and unfettered discretion or power.

(j)

No vacancy of the office of the Trustee shall operate to annul this Indenture or affect the continuity of the Trust.

5.12

Meetings of Trustees

If there should be more than one Trustee acting hereunder, a meeting of the Trustees may be held from time to time at such time and in such place and jurisdiction as is convenient to the Trustees authorized herein to call such meeting notwithstanding that all Trustees are not able to attend such meeting. Written notice of the time and place of a meeting of Trustees shall be given by any Trustee to all Trustees, which notice shall be delivered to each Trustee at least fifteen (15) days prior to the date of such meeting and such notice shall include a statement of the general nature of the matters to be considered.

5.13

Quorum of Trustees

If there should be more than one Trustee acting hereunder, a quorum for the conduct of business at any meeting of Trustees shall be a majority of the incumbent Trustees.  Subject to the provisions of this Trust requiring the unanimous agreement of the Trustees, if at any time the Trustees present at a meeting are unable to agree with respect to any matter in connection with the Trust, a resolution passed by a majority of the Trustees present at such meeting, shall constitute the decision of all of the Trustees.  A resolution executed on one or more similar instruments by all of the Trustees shall have the same validity and effect as a resolution passed at a duly constituted meeting of Trustees.  A certificate signed by any Trustee shall be prima facie evidence of the number and identity of the incumbent Trustees.  Without in any way affecting the validity of any resolution of the Trustees, it shall be the duty of the Trustees who vote in favour of or execute any resolution to send a copy of such resolution promptly to all Trustees.

5.14

Remuneration

All expenses reasonably incurred by the Trustee in carrying out its duties as a Trustee (including, without limitation, any premiums paid or payable by the Trustee in respect of any policies of insurance relating to the liability of directors and officers of the Trustee on such terms and conditions as the Trustee thinks fit) shall be paid out of the Trust Properties but no Trustee which is a corporation shall be entitled to receive compensation for its services hereunder unless such corporation is licensed to carry on the business of acting as a trustee.  Any trustee who is an individual or registered trust corporation shall be entitled to receive such compensation for their services as Trustee as may be agreed upon by the holders of not less than fifty-one percent (51%) of the Pro Rata Shares in the Trust.  If agreement cannot be

(24)

reached, the Trustee may apply to the Court of Queen's Bench of Alberta for approval of its compensation. All costs, charges and expenses, including the Trustee's out-of-pocket expenses incidental to the carrying out of the terms of the Trust shall be allocated between the income and capital of the Trust Properties in such manner as the Trustee deems appropriate.

5.15

Professional Advisors

The Trustee may employ such Advisors, corporate agents and nominees, as the Trustee considers advisable in the discharge of its duties including, without limitation, an auditor of the Trust.  The Trustee may pay the proper fees and disbursements for such Advisors, corporate agents and nominees out of the Trust Properties.

5.16

Payments to Trustees

Any Trustee being an attorney, solicitor, accountant, investment counsel or other person engaged in any profession or business shall be entitled to render an account for and be paid for all usual professional and other services performed or business transacted, time spent and acts done by that Trustee or any partner or employee of that Trustee in connection with the affairs of the Trust notwithstanding any law relating to trustees to the contrary.

5.17

Books and Records

The Trustee shall keep such books, records and accounts as are necessary and appropriate to document the assets of the Trust Properties and transactions of the Trust.

5.18

Accounting

Accounts prepared in accordance with Section 5.17 shall, by the earliest date upon which the Trust or any Beneficiary must file its Canadian income tax return for such Taxation Year of the Trust, be provided to each Beneficiary.

5.19

Voting of Securities

Any securities of any person held from time to time by the Trustee as part of the Trust Properties may be voted by the Trustee or such person as the Trustee may direct, at any and all meetings of security holders thereof at which the holders of such securities are entitled to a vote or in any written action or consent by such security holders.

5.20

Banking

The banking business of the Trust, or any part thereof, including without limitation, the obtaining, issuance or acceptance of letters of credit, letters of guarantee, bankers’ acceptances, guarantees, indemnities and other assurances in respect of borrowed money, shall be transacted with such banks, trust companies or other firms or corporations as the Trustee may designate, appoint or authorize from time to time and all such business, or any part thereof, shall be transacted on the Trust’s behalf by such one or more officers of the Trustee or other persons (who may be employees of the Trustee) as the Trustee may designate, appoint or authorize from time to time, including, but without restricting the generality of the foregoing, the making, signing, drawing, accepting, endorsing, negotiating, lodging, depositing, or transferring of any cheques, promissory notes, drafts, bankers’ acceptances, bills of exchange, letters of credit and orders for the payment of money, the operation of trust accounts, the giving of receipts for and orders relating to the Trust Properties, the execution of any agreement relating

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to the Trust Properties, the execution of any agreement relating to such financial services business and defining of the rights and powers of the parties thereto, and the authorizing of any officer or such financial institution, lender or any trustee or agent thereof to do any act or thing on the Trust’s behalf to facilitate such banking business.

Article 6
Situs of Trust and Governing Law

6.1

Situs of Trust and Governing Law

The Trust shall initially be construed, governed and enforced in accordance with the laws of the Province of Alberta, which shall be the proper law of the Trust for all purposes.  The parties irrevocably submit to the non-exclusive jurisdiction of the courts of the Province of Alberta.  Notwithstanding the above, the Trustee may, with the written approval of the holders of not less than fifty-one percent (51%) of the Pro Rata Shares in the Trust, transfer the situs of the Trust to another jurisdiction and may thereupon select some or all of the laws of such other jurisdiction to apply to the Trust or to the rights of any Beneficiary hereunder.  Notwithstanding the foregoing, the Trust Properties may include assets in jurisdictions in addition to the Province of Alberta and, for such purpose, the Trustee may make any registration in respect of the Trust, the Trustee or the Trust Properties in such other jurisdictions as may be necessary or desirable.

Article 7
Taxation Matters

7.1

Taxation Matters

The Trustee is hereby authorized to make, or not to make, any election, determination or designation pursuant to the provisions of any taxing statute, rule, administrative pronouncement or edict, applicable in any jurisdiction which affects the Trust, the Trust Properties, a Beneficiary, or any beneficiary of any Beneficiary, if any, as it deems to be in the best interests of the Trust or of a Beneficiary, whether or not such could be considered, but for the foregoing, as not being an impartial exercise by the Trustee of its duties hereunder, or as not maintaining an even hand.

Article 8
Notices

8.1

Notices

(a)

Any notice or other communication to the Settlor, the Trustee or to any Beneficiary under this Indenture shall be in writing and shall be valid and effective if delivered by prepaid courier or if given by registered letter, postage prepaid, or if transmitted by electronic telecommunication device, addressed as follows:

if to the Settlor:

CIBC World Markets Inc.

Bankers Hall East

9th Floor, 855 – 2nd Street S.W.

Calgary, Alberta T2P 4J7

Attention:

Managing Director
Fax:

(403) 260-0524

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if to the Trustee:

Paramount Energy Operating Corp.
#500, 630 – 4th Avenue S.W.
Calgary, Alberta, T2P 0J9

Attention:

President
Fax:

(403) 269-4444

if to the Beneficiary:

Computershare Trust Company of Canada, as Trustee of Paramount Energy Trust
710, 530 - 8 Avenue SW
Calgary, Alberta T2P 3S8

Attention:

Manager, Corporate Trust Department
Fax:

(403) 267-6598

Any communication or other notice shall be deemed to have been given on the date of delivery or transmission or, if mailed, on the fifth day after deposit in the Canadian mail.

The Settlor, the Trustee and any Beneficiary, may from time to time, notify the others in writing of a change of address which thereafter, until changed by like notice, shall be the address of the Settlor, the Trustee and such Beneficiary, as the case may be, for all purposes of this Indenture.

If, by reason of a strike, lockout or other work stoppage, actual or threatened, involving postal employees, any notice to be given hereunder could reasonably be considered unlikely to reach its destination, such notice shall be valid and effective only if it is delivered at the appropriate address provided in this Section 8.1 by prepaid courier or by cable, telegram, electronic or telecommunications device or other means of prepaid transmitted and recorded communication.

(b)

The failure by the Trustee, by accident or omission or otherwise unintentionally, to give Beneficiaries any notice provided for herein shall not affect the validity or effect of any action referred to in such notice, and the Trustee shall not be liable to any Beneficiary for any such failure.

(c)

Any notice or document sent to the address of a Beneficiary pursuant to this Section 8.1 shall, notwithstanding the death or bankruptcy of such Beneficiary, and whether or not the Trustee has notice of such death or bankruptcy, be deemed to have been fully served, and such service shall be deemed sufficient service on all such persons interested in the Trust.

Article 9
Counterpart Execution

9.1

Counterpart

This Indenture may be signed in counterpart and all such counterparts, including such counterparts transmitted by facsimile, taken together, shall constitute the whole of this Indenture.

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Article 10
Severability

10.1

Severability

If any covenant, obligation or provision of this Indenture or the application thereof to any person or circumstance shall, to any extent, be invalid or unenforceable, the remainder of this Indenture or the application of such covenant, obligation or provision to persons or circumstances other than those as to which it is held invalid or unenforceable, shall not be affected thereby and each such covenant, obligation or provision of this Indenture shall be separately valid and enforceable to the fullest extent permitted.

Article 11
Successors and Assigns

11.1

Successors and Assigns

The provisions of this Indenture shall enure to the benefit of, and be binding upon, the parties hereto and their successors and assigns.

IN WITNESS WHEREOF the parties hereto have executed these presents to be effective as of day and year first above written.

CIBC WORLD MARKETS INC.

Per:

Per:

PARAMOUNT ENERGY OPERATING CORP.

Per:

Per:

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This is the execution page to the First Amended and Restated Trust Indenture made effective as of August 1, 2002 between CIBC World Markets Inc. and Paramount Energy Operating Corp.

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SCHEDULE "A"

[Copy of $100.00 Bank Note as Settlement Funds – See Definition of “Trust Properties”]

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